PRESS RELEASE

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Canadian Zinc Announces $ 6  Million Financing

For immediate release – Toronto – December  5, 2003.

Canadian Zinc Corporation (“TSX-CZN”) is pleased to announce that it has entered into a bought deal agreement with Haywood Securities Inc. and McFarlane Gordon Inc. for the sale, on a private placement underwritten basis, of   6 million  Units at a subscription price of $1.00 per Unit for gross proceeds of $6,000,000.

The Units have been sold to institutions and other qualified investors in Canada and Europe.  Each Unit comprises one common share and one half share purchase warrant.   Each full warrant will entitle the holder to purchase an additional common share at a price of $1.25 per share for a period of eighteen months.

The net proceeds of the offering will be used to fund  planned exploration and development on the Company’s Prairie Creek Project as well as for general working capital.

Completion of the financing is subject to regulatory approval  and  approval by the Company’s shareholders of a resolution authorizing the issue of additional shares on a private placement basis.  An Extraordinary General Meeting of Shareholders  has been called for December 30, 2003.

Commenting on the financing John F. Kearney, Chairman stated:  “This further financing is an important step for Canadian Zinc.  Completion of the financing will place the Company in a strong financial position and enable it to fully carry out its planned  exploration,  development and permitting  programs on its Prairie Creek Project.”

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a substantial mineral resource base totaling 11.9 million tonnes, grading 12.5% zinc, 10.1% lead, 0.4% copper and 161 grams per tonne silver.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

Following completion of this financing Canadian Zinc will have  63,723,169 shares issued  and working capital of approximately $13.5 million.

For further information contact:

John F. Kearney	John A. MacPherson
Chairman	Director
(416) 362-6686	(604) 688-2001

A more extensive description of the Company’s activities is available on the Company’s web site at www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: czn@canadianzinc.com,  Website:  www.canadianzinc.com